

Supplementary Material for Financial Results for the 3 months ended June 30, 2004
(Unconsolidated)

                                                                                                                        (Japan GAAP)
                                                                                                                        ------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                   FY 2001                                  FY 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                       6 mos. ending      12 mos. ending       6 mos. ending        12 mos. ending
                                                       Sep. 30, 2000      March 31, 2001       Sep. 30, 2001        March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)                                        1,637               3,422                1,644              3,364
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales (thousands of units)                          1,701               3,520                1,674              3,428
    Japan                                                     835               1,816                  850              1,720
    Exports                                                   866               1,704                  824              1,708
        North America                                         357                 710                  353                754
            Europe                                            254                 487                  200                425
             Asia                                              61                 121                   58                106
        Latin America                                          47                  97                   52                 93
           Oceania                                             62                 115                   58                116
            Others                                             85                 174                  103                214
------------------------------------------------------------------------------------------------------------------------------------
Net Sales (billions of yen)                               3,708.7             7,903.5              4,011.9            8,284.9
            Japan                                         1,682.3             3,767.2              1,767.3            3,544.3
           Exports                                        2,026.4             4,136.3              2,244.5            4,740.6
------------------------------------------------------------------------------------------------------------------------------------
Operating Income (billions of yen)                          191.3               506.8                354.2              748.9
    (Operating Income Ratio) (%)                           (  5.2 )            (  6.4 )            (   8.8 )          (   9.0 )
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Income (billions of yen)                           226.7               621.7                347.1              768.9
    (Ordinary Income Ratio) (%)                            (  6.1 )            (  7.9 )            (   8.7 )          (   9.3 )
------------------------------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)                                104.3               333.5                203.5              470.2
    (Net Income Ratio) (%)                                 (  2.8 )            (  4.2 )            (   5.1 )          (   5.7 )
------------------------------------------------------------------------------------------------------------------------------------
Shareholders Return
    Dividend Payout (billions of yen)                        41.1                92.7                 47.4              101.5
     Dividend Per Share (yen)                                  11                  25                   13                 28
     Payout Ratio (%)                                        39.4                27.8                 23.3               21.6
    Value of shares canceled
    (billions of yen)                                        26.3               263.5                129.2              129.2
    Shareholder Return (%)                                   64.7               106.8                 86.8               49.1
    Value of shares repurchased
     (billions of yen)                                       26.3               263.6                129.2              277.5
Number of Outstanding Shares
(thousands)                                             3,743,405           3,684,997            3,649,997          3,649,997
------------------------------------------------------------------------------------------------------------------------------------
Number of Employees                                        65,907              66,005               65,029             66,820
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                   FY 2003                                  FY 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                       6 mos. ending       12 mos. ending      6 mos. ending         12 mos. ending
                                                       Sep. 30, 2002       March 31, 2003      Sep. 30, 2003         March 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)                                        1,676               3,513               1,682                 3,558
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales (thousands of units)                          1,691               3,559               1,720                 3,625
    Japan                                                     800               1,724                 830                 1,765
    Exports                                                   891               1,835                 890                 1,860
        North America                                         414                 841                 398                   811
            Europe                                            182                 392                 198                   419
             Asia                                              80                 165                  71                   151
        Latin America                                          34                  71                  28                    61
           Oceania                                             71                 137                  78                   158
            Others                                            110                 229                 117                   260
------------------------------------------------------------------------------------------------------------------------------------
Net Sales (billions of yen)                               4,204.7             8,739.3             4,302.1               8,963.7
            Japan                                         1,607.3             3,438.4             1,667.5               3,593.1
           Exports                                        2,597.4             5,300.8             2,634.5               5,370.5
------------------------------------------------------------------------------------------------------------------------------------
Operating Income (billions of yen)                          471.3               861.3               459.1                 833.7
    (Operating Income Ratio) (%)                          (  11.2 )           (   9.9 )           (  10.7 )             (   9.3 )
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Income (billions of yen)                           481.7               892.6               510.5                 915.7
    (Ordinary Income Ratio) (%)                           (  11.5 )           (  10.2 )           (  11.9 )             (  10.2 )
------------------------------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)                                382.2               634.0               338.0                 581.4
    (Net Income Ratio) (%)                                (   9.1 )           (   7.3 )           (   7.9 )             (   6.5 )
------------------------------------------------------------------------------------------------------------------------------------
Shareholders Return
    Dividend Payout (billions of yen)                        56.8               125.8                67.9                 151.2
     Dividend Per Share (yen)                                  16                  36                  20                    45
     Payout Ratio (%)                                        14.9                19.8                20.1                  26.0
    Value of shares canceled
    (billions of yen)                                       143.0               143.0                   -                     -
    Shareholder Return (%)                                   52.3                42.4                20.1                  26.0
    Value of shares repurchased
     (billions of yen)                                      163.3               453.4               161.7                 398.8
Number of Outstanding Shares
(thousands)                                             3,609,997           3,609,997           3,609,997             3,609,997
------------------------------------------------------------------------------------------------------------------------------------
Number of Employees                                        66,874              65,551              66,099                65,346
------------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------
                                                                    FY 2005 Prospects
-----------------------------------------------------------------------------------------------------
                                                       prospects for 6 mos.    prospects for 12 mos.
                                                       ending Sep. 30, 2004    ending Mar. 31 2005
-----------------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)                                         1,780                     3,690
-----------------------------------------------------------------------------------------------------
Vehicle Sales (thousands of units)                           1,810                     3,740
    Japan                                                      840                     1,790
    Exports                                                    970                     1,950
        North America                                          420                       850
            Europe                                             200                       440
             Asia                                               80                       160
        Latin America                                           40                        70
           Oceania                                              90                       160
            Others                                             140                       270
-----------------------------------------------------------------------------------------------------
Net Sales (billions of yen)                                4,400.0                   9,000.0
            Japan
           Exports
-----------------------------------------------------------------------------------------------------
Operating Income (billions of yen)                           360.0                     700.0
    (Operating Income Ratio) (%)                          (    8.2 )                (    7.8 )
-----------------------------------------------------------------------------------------------------
Ordinary Income (billions of yen)                            370.0                     830.0
    (Ordinary Income Ratio) (%)                           (    8.4 )                (    9.2 )
-----------------------------------------------------------------------------------------------------
Net Income (billions of yen)                                 220.0                     520.0
    (Net Income Ratio) (%)                                (    5.0 )                (    5.8 )
-----------------------------------------------------------------------------------------------------
Shareholders Return
    Dividend Payout (billions of yen)
     Dividend Per Share (yen)
     Payout Ratio (%)
    Value of shares canceled
    (billions of yen)
    Shareholder Return (%)                                                                            (Note 6)
    Value of shares repurchased
     (billions of yen)
Number of Outstanding Shares
(thousands)
-----------------------------------------------------------------------------------------------------
Number of Employees                                                                                   (Note 2)
-----------------------------------------------------------------------------------------------------



  (Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY03 - 1st Half , 4Q = 2nd Half - 3Q

  (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.

  (Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.

  (Note 4) Excluding financial subsidiaries

  (Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)

  (Note 6) Calculation: (Dividend payout + Value of shares canceled) / Net income


--------------------------------------------------------------------------------
Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
--------------------------------------------------------------------------------